BNP Paribas Group’s SFG common shares ownership increased

Shinhan Financial Group (“SFG”) has been notified following its closing of shareholder registry that as of year end 2006, BNP Paribas Arbitrage SNC, an affiliate company of BNP Paribas Group, owns 900,628 common shares of SFG. Following the purchase of the above mentioned shares, BNP Paribas Group, our largest shareholder, currently owns a total of 34,582,732 SFG common shares, or 9.06% of total common shares.

[Changes in Number of Shares Held]

	April 13, 2006	December 31, 2006
BNP Paribas S.A.	20,124,272	20,124,272

BNP Paribas Luxembourg	13,557,832	13,557,832

BNP Paribas Arbitrage SNC	—	900,628

Total	33,682,104	34,582,732